NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

NO CDSC OPTION (“C-SCHEDULE”)

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Option Effective Date stated in the Option Specifications Page. This option is only available at the time of application. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Non-defined terms shall have the meaning given to them in the Contract.

The benefits described in this option will cease upon termination of the Contract.

This option is irrevocable.

Additional Charge

When this option is elected, Nationwide deducts an additional charge, the Option Charge. The Option Charge is shown on the Option Specifications Page, and is assessed as an annualized rate of the daily net asset value of the Variable Account. This charge will cease if the Contract is terminated and will not increase as long as the Contract remains in-force.

Contract Expenses

All references to the terms “Contingent Deferred Sales Charge” and “CDSC” are deleted from the “Contract Expenses” section of the Contract.

Surrender Value

The Surrender Value at any time if the full Contract is Surrendered will not include a deduction for CDSC. If the Contract Owner takes a partial Surrender the amount Surrendered will not be subject to a CDSC.

Executed for Nationwide by:

Secretary	President

ICC15-VARR-0110AO	1	(Compact - Standard) (7/2015)

NO CDSC OPTION (“C-SCHEDULE”)

OPTION SPECIFICATIONS PAGE

Option Effective Date:	[XX/XX/XXXX]

Option Charge:	[0.35%]

ICC15-VARR-0110AO	2	(Compact - Standard) (7/2015)